

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

[Via E-mail]
Mr. Hikmet Ersek
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

> **Re: The Western Union Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-32903**

Dear Mr. Ersek:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 22

Breaches of our information security policies or safeguards could adversely affect…, page 27

Interruptions in our systems or disruptions in our workforce…, page 27

1.   We note that you state that "it is possible" that certain events, attacks, breaches or disruptions relating to cybersecurity may take place. Please tell us whether any such attacks have occurred in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 50

Income taxes, page 56

2.   Please tell us your consideration of providing additional disclosures regarding the domestic and foreign components of pre-tax income, your domestic effective tax rate as compared to your foreign effective tax rate, and the significant impact on your overall effective income tax rates and results of operations of having proportionally higher earnings in countries where you have lower statutory tax rates. It appears as though this information is very pertinent to understanding your results of operations for each year and may also warrant discussion under the Overview subheading. Further, such disclosures seem more relevant in light of your disclosure in the first full paragraph on page 117 that the United States and Ireland are your two major tax jurisdictions and considering recent fiscal problems in Ireland which could impact the country's tax policy. As such, please tell us your consideration of disclosing possible outcomes or implications on your operations as the Irish and other various tax jurisdictions, as applicable, address these conditions and other events. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Critical Accounting Policies and Estimates, page 73

Goodwill Impairment Testing, page 78

3.   Please tell us whether you have aggregated operating segments as defined in ASC 280-10-50, into reporting units for purposes of conducting goodwill impairment testing. We refer you to ASC 350-20-20 which defines a reporting unit as an operating segment or one level below an operating segment, thus precluding aggregation of operating segments for purposes of determining reporting units. If you have not aggregated operating segments into reporting units, please clarify your disclosures accordingly. For example, your disclosure in note 17 to the financial statements seems to indicate you have identified three operating segments, based on regions, which have been aggregated into the consumer-to-consumer reportable segment. Also, your disclosures on page 78 seem to indicate that goodwill is tested for impairment at the level of the consumer-to-consumer reportable segment, which appears to represent an aggregation of operating segments.

4.   Please tell us whether the Business Solutions reporting unit is at risk of failing step one of
        the goodwill impairment test discussed in ASC 350-20-35-4 through 35-19 because the
        reporting unit has a fair value that is not substantially in excess of carrying value. If so,
        please tell us your consideration of disclosing:
        •   The percentage by which fair value exceeded carrying value as of the date of the most
            recent test;
        •   The amount of goodwill allocated to the reporting unit;
        •   The methods and key assumptions used and how the key assumptions were
            determined;
        •   The degree of uncertainty associated with the key assumptions. The discussion
            regarding uncertainty should provide specifics to the extent possible; and
        •   The potential events and/or changes in circumstances that could reasonably be
            expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements, page 92

Note 2. Summary of Significant Accounting Policies, page 93

5.   We note the disclosures in the first complete paragraph on page 10 regarding your global
        loyalty card program, including the disclosure that over 40% of Western Union branded
        consumer-to-consumer transactions are initiated using a loyalty card. Please disclose the
        terms of the loyalty card program and the amounts recognized in the statements of
        income for this program and the related income statement classification for each year
        presented, if significant. If cash rebates are provided, as indicated on page 10, and such
        rebates are classified as selling, general and administrative expense, as suggested in the
        fourth paragraph on page 55, please tell us the basis in GAAP for classification outside of
        revenues. Refer to ASC 605-50-25-7 through 25-9.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        •   staff comments or changes to disclosure in response to staff comments do not foreclose
            the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief